UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended September 30, 2004

 **Northeast Utilities System**

Northeast Utilities
(Name of registered holding company)

107 Selden Street, Berlin, CT 06037
(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number: 860-665-2333

GENERAL INSTRUCTIONS

A. Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D. Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

Instructions

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business	Activities Reported During the Period
NU Enterprises, Inc.	Holding	01/04/99	Connecticut	100% by Northeast Utilities	Unregulated businesses holding company	(A)
Select Energy, Inc.	Energy	09/26/96	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(B)
Northeast Generation Services Company	Energy	01/04/99	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(C)
Select Energy Services, Inc.	Energy	06/19/90	Massachusetts	100% by NU Enterprises, Inc.	Energy-related activities	(D)
Reeds Ferry Supply Co., Inc.	Energy	07/15/64	New Hampshire	100% by Select Energy Services, Inc.	Energy-related activities	(E)
HEC/Tobyhanna Energy Project, Inc.	Energy	09/28/99	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(F)
Select Energy Contracting, Inc.	Energy	10/12/94	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(G)
Yankee Energy System, Inc.	Holding	02/15/00	Connecticut	100% by Northeast Utilities	Public Utility Holding Company	(H)
Yankee Energy Services Company	Energy	07/02/93	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(I)
R. M. Services, Inc.	Energy	11/22/94	Connecticut	100% by Yankee Energy System, Inc.	(*)	(J)
Acumentrics Corporation	Energy	09/13/00	Massachusetts	5% by NU Enterprises, Inc.	Energy-related activities	(K)
ERI/HEC EFA-Med, LLC	Energy	09/30/00	Delaware	50% by Select Energy Services, Inc.	Energy-related activities	(L)
E. S. Boulos Company	Energy	01/10/01	Connecticut	100% by Northeast Generation Services Company	Energy-related activities	(M)

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business	Activities Reported During the Period
NGS Mechanical, Inc.	Energy	01/24/01	Connecticut	100% by Northeast Generation Services Company	Provide mechanical construction and maintenance services	(N)
HEC/CJTS Energy Center LLC	Energy	03/02/01	Delaware	100% by Select Energy Services, Inc.	Facilitate construction financing	(O)
Select Energy New York, Inc.	Energy	02/13/96	Delaware	100% by Select Energy, Inc.	Energy-related activities	(P)
Woods Electrical Co., Inc.	Energy	07/18/02	Connecticut	100% by Northeast Generation Services Company	Provide electrical contracting services	(Q)
Greenport Power, LLC	Energy	02/13/03	Delaware	50% by Northeast Generation Services Company	Energy related construction activities	(R)

(A)   NU Enterprises, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B)   Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets, and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Colombia, and is a licensed retail electricity supplier in the state of Ohio.

(C)   Northeast Generation Services Company (NGS) provides a full range of asset management and operation and maintenance services for electric power generation asset owners in the northeast. Services are provided primarily in support of affiliated-owned assets.

(D)   Select Energy Services, Inc. (formerly HEC Inc.) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E)   Reed's Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F)   HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G)   Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H)   Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I)   Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J)   R. M. Services, Inc. is inactive as of June 30, 2004.

(K)   Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L)   ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(M)   E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N)   NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support. NGSM is registered to do business in Connecticut, Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O)   HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P)   Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q)   Woods Electrical Co., Inc. is in the electrical contracting business mainly in Connecticut. Woods is registered to do business in Connecticut, New York, Massachusetts, Maine and New Hampshire.

(R)   Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons Greenport LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric, which is not an affiliate of NU, and NGS each own 50% of Greenport.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction

With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security	Company Contributing Capital	Amount of Capital Contribution
Select Energy, Inc.	No transactions this quarter.								
Northeast Generation Services Company	No transactions this quarter.								
Select Energy Contracting, Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Select Energy Services, Inc.	$334,000
Reeds Ferry Supply Co., Inc.	No transactions this quarter.								
HEC/Tobyhanna Energy Project, Inc.	No transactions this quarter.								
Yankee Energy Services Company	No transactions this quarter.								
ERI/HEC EFA-Med, LLC	No transactions this quarter.								
E.S. Boulos Company	No transactions this quarter.								
NGS Mechanical, Inc.	No transactions this quarter.								
HEC/CJTS Energy Center LLC	No transactions this quarter.								
Select Energy New York, Inc.	No transactions this quarter.								
Woods Electrical Co., Inc.	No transactions this quarter.								

ITEM 3 - ASSOCIATE TRANSACTIONS

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

Part I - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Rendering Services	Types of Services Rendered	Total Amount Billed* Three Months Ended September 30, 2004 (Thousands of Dollars)
Northeast Generation Services Company	Northeast Generation Company	Power Plant	$ 6,697
Northeast Generation Services Company	Northeast Utilities	Miscellaneous Services	$ 5
Northeast Generation Services Company	Northeast Utilities Service Company	Engineering and Miscellaneous Services	$ 16
Northeast Generation Services Company	The Connecticut Light and Power Company	Engineering and Miscellaneous Services	$ 65
Northeast Generation Services Company	Holyoke Water Power Company	Power Plant	$ 7,832
Northeast Generation Services Company	Western Massachusetts Electric Company	Power Plant and Miscellaneous Services	$ 2
Northeast Generation Services Company	Select Energy Services, Inc.	Power Plant	$ 659
Northeast Generation Services Company	Public Service Company of New Hampshire	Electrical, Engineering and Miscellaneous Services	$ 14
Northeast Generation Services Company	Select Energy, Inc.	Power Plant, Electrical, Mechanical and Miscellaneous Services	$ 60
Northeast Generation Services Company	Greenport Power, LLC	Engineering Services	$ 14
Woods Electrical Co., Inc.	Northeast Utilities Service Company	Electrical and Construction Services	$ 7

Reporting Company Rendering Services	Associate Company Rendering Services	Types of Services Rendered	Three Months Ended September 30, 2004 (Thousands of Dollars)
Woods Electrical Co., Inc.	Woods Network Services, Inc.	Electrical and Construction Services	$ 20
Woods Electrical Co., Inc.	E.S. Boulos Company	Electrical and Construction Services	$ 16
E.S. Boulos Company	The Connecticut Light and Power Company	Electrical and Construction Services	$ 1,609
E.S. Boulos Company	Western Massachusetts Electric Company	Electrical and Construction Services	$ 14
E.S. Boulos Company	Public Service Company of New Hampshire	Electrical and Construction Services	$ 194
E.S. Boulos Company	Northeast Utilities Service Company	Electrical and Construction Services	$ 2
E.S. Boulos Company	Select Energy Services, Inc.	Electrical and Construction Services	$ 1,725
E.S. Boulos Company	Northeast Generation Company	Electrical and Construction Services	$ 39
E.S. Boulos Company	Select Energy Contracting, Inc.	Electrical Services	$ 1
E.S. Boulos Company	Northeast Generation Services Company	Electrical and Construction Services	$ 99
E.S. Boulos Company	Woods Electrical Co., Inc.	Electrical and Construction Services	$ 64
Reeds Ferry Supply Co., Inc.	Select Energy Contracting, Inc.	Wholesale Purchasing Services	$ 151
Select Energy Contracting, Inc.	Select Energy Services, Inc.	Electrical and Mechanical Services	$ 665
Select Energy, Inc.	Select Energy New York, Inc.	Miscellaneous Services	$ 3,569
Select Energy, Inc.	Northeast Utilities	Miscellaneous Services	$ 5
Select Energy, Inc.	Northeast Utilities Services Company	Miscellaneous Services	$ 439

* Total amount billed includes direct costs, overheads and a return.

Part II - Transactions performed by associate companies on behalf
     of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed* Three Months Ended September 30, 2004 (Thousands of Dollars)
Northeast Generation Company	Northeast Generation Services Company	Miscellaneous Services	$ 204
Northeast Utilities	Select Energy, Inc.	Miscellaneous Services	$ 114
The Connecticut Light and Power Company	Northeast Generation Services Company	Miscellaneous Services	$ 55
The Connecticut Light and Power Company	Select Energy, Inc.	Miscellaneous Services	$ 1
Holyoke Water Power Company	Northeast Generation Services Company	Miscellaneous Services	$ 485
Western Massachusetts Electric Company	Northeast Generation Services Company	Miscellaneous Services	$ 73
Northeast Utilities Service Company	Select Energy New York, Inc.	Miscellaneous Services	$ 239
Northeast Utilities Service Company	Northeast Generation Services Company	Miscellaneous Services	$ 935
Northeast Utilities Service Company	Select Energy, Inc.	Miscellaneous Services	$ 4,991
Select Energy Services, Inc.	HEC/Tobyhana Energy Project, Inc.	Engineering Services	$ 458

* Total amount billed includes direct costs, overheads and a return.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

		(Thousands of Dollars)		
Total consolidated capitalization as of	09/30/04	$6,956,753		line 1
Total capitalization multiplied by 15%				
(line 1 multiplied by 0.15)		1,043,513		
Additional investment allowed through 6/30/07 *		500,000		
		1,543,513		line 2
Total Allowed (greater of $50 million or line 2)			$ 1,543,513	line 3
Total current aggregate investment:				
Select Energy, Inc. and Subsidiary		976,788		
Northeast Generation Services Company		21,054		
Select Energy Contracting, Inc.		15,639		
Woods Electrical Co., Inc.		13,159		
Reeds Ferry Supply Co., Inc.		7		
HEC/Tobyhanna Energy Project, Inc.		-		
Yankee Energy Services Company		7,882		
E.S. Boulos Company		7,551		
R.M. Services, Inc.		-		
NGS Mechanical, Inc.		10		
Acumentrics Corporation		3,750		
Greenport, LLC		501		
ERI/HEC EFA-Med, LLC		9		
HEC/CJTS Energy Center LLC		12		
Current aggregate investment			1,046,362	
Elimination **			12,539	
Total current aggregate investment			1,033,823	line 4
Difference between the total allowed and the total				
current aggregate investment of the				
registered holding company system (line 3 less line 4)			$509,690	line 5

*Per SEC Order dated July 2, 2004(Rel. No. 35-27868A).

**Elimination is for capital contributions made from a parent company who is a
reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

Instruction

This item concerns investments in energy-related and gas-related
companies that are excluded from the calculation of aggregate
investment under rule 58.

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.   **Financial Statements**

    1.   Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

    2.   For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

    3.   If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

    4.   Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   **Exhibits**

    1.   Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

    2.   A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

A.   **Financial Statements**

Select Energy, Inc. Consolidated:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Northeast Generation Services Company:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Select Energy Contracting, Inc.:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Reeds Ferry Supply Co., Inc.:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

HEC/Tobyhanna Energy Project, Inc.:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Yankee Energy Services Company:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

ERI/HEC EFA-Med, LLC:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

E. S. Boulos Company:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

NGS Mechanical, Inc.:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

HEC/CJTS Energy Center LLC:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Woods Electrical Co., Inc.:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Greenport Power, LLC:
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

Acumentrics Corporation:
Not available

R. M. Services, Inc.:
Inactive as of June 30, 2004

Northeast Utilities (Parent):
Balance Sheet - As of September 30, 2004
Income Statement - Three and nine months ended September 30, 2004

B.   Exhibits

Exhibit No.	Description
6.B.1.1a	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1b	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1c	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1d	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1e	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1f	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1g	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1h	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).
6.B.1.1i	Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1k Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1l Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1m Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1n Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1o Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard
Acting Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary
Massachusetts Department of Telecommunications and Energy
100 Cambridge Street
Boston, MA 02202

Mr. Thomas B. Getz
Executive Director and Secretary
State of New Hampshire
Public Utilities Commission
8 Old Suncook Road, Building One
Concord, NH 03301-7319

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of dollars)
ASSETS	
Current Assets:	
Cash	$ 7,225
Special deposits	80,182
Receivables, less provision for uncollectible accounts of $9,770	354,784
Accounts receivable from affiliated companies	85,328
Unbilled revenues	26,323
Derivative assets	178,156
Prepaid option premiums	13,371
Prepayments and other	65,968
	811,337
Property, Plant and Equipment:	
Competitive energy	20,485
Less: Accumulated depreciation	12,720
	7,765
Construction work in progress	1,897
	9,662
Deferred Debits and Other Assets:	
Goodwill	3,200
Purchased intangible assets, net	11,721
Accumulated deferred income taxes	16,255
Long-term accounts receivable	5,811
Long-term contracts asset	34,607
	71,594
Total Assets	$ 892,593

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Notes payable to affiliated companies	$ 6,200
Accounts payable	400,202
Accounts payable to affiliated companies	36,124
Accrued taxes	1,821
Derivative liabilities	158,249
Unearned option premiums	8,949
Counterparty deposits	67,356
Other	46,419
	725,320
Deferred Credits and Other Liabilities:	
Accrued pension	1,077
Other	6,552
	7,629
Capitalization:	
Long-Term Debt from NU Parent	150,000
Common Stockholder's Equity:	
Common stock, $1 par value - authorized 20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	286,172
Accumulated deficit	(274,246)
Accumulated other comprehensive loss	(2,282)
Common Stockholder's Equity	9,644
Total Capitalization	159,644
Total Liabilities and Capitalization	$ 892,593

Note: In the opinion of the Company, all adjustments necessary for a fair
   presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 2004	Nine Months Ended September 2004
Operating Revenues	$ 664,021	$ 1,948,553
Operating Expenses:		
Operation -		
Purchased power, net interchange power and capacity	642,070	1,866,012
Other	26,198	69,447
Depreciation and amortization	2,131	5,835
Taxes other than income taxes	2,275	8,060
Total operating expenses	672,674	1,949,354
Operating Loss	(8,653)	(801)
Interest Expense, Net	2,747	7,957
Other Income, Net	348	172
Loss Before Income Tax Benefit	(11,052)	(8,586)
Income Tax Benefit	(4,785)	(3,726)
Net Loss	$ (6,267)	$ (4,860)

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY

BALANCE SHEETS
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:

Cash and cash equivalents	$ 429
Receivables, less provision for uncollectible accounts of $13	2,316
Accounts receivable from affiliated companies	4,031
Taxes receivable	124
Unbilled revenues	149
Materials and supplies	8
Prepayments and other	672
	7,729

Property, Plant and Equipment:

Other Competitive Energy	3,651
Less: Accumulated depreciation	1,294
	2,357
Construction work in progress	52
	2,409

Deferred Debits and Other Assets:

Accumulated deferred income taxes	387
Other	21,671
	22,058

Total Assets	$ 32,196

Note: In the opinion of the Company, all adjustments necessary for a fair
        presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

NORTHEAST GENERATION SERVICES COMPANY

BALANCE SHEETS
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Notes payable to affiliated companies	$ 600
Accounts payable	5,185
Accounts payable to affiliated companies	3,472
Accrued pension	887
Other	1,288
	11,432
Deferred Credits and Other Liabilities	1,737
Capitalization:	
Long-Term Debt from NU Parent	5,000
Common Stockholder's Equity:	
Common stock, $1 par value - 20,000 authorized and 100 shares outstanding	-
Capital surplus, paid in	15,418
Accumulated deficit	(1,378)
Accumulated comprehensive loss	(13)
Common Stockholder's Equity	14,027
Total Capitalization	19,027
Total Liabilities and Capitalization	$ 32,196

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

NORTHEAST GENERATION SERVICES COMPANY

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	(Thousands of Dollars)			
Operating Revenues	$	14,376	$	40,480
Operating Expenses:				
Operation -				
Other		7,155		24,009
Maintenance		6,280		13,276
Depreciation and amortization		101		268
Taxes other than income taxes		358		1,391
Total operating expenses		13,894		38,944
Operating Income		482		1,536
Interest Expense, Net		105		358
Other Income/(Loss), Net		34		(186)
Income Before Income Tax Expense		411		992
Income Tax Expense		46		226
Net Income	$	365	$	766

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financials statements.

SELECT ENERGY CONTRACTING INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:	
Cash	$ 1
Receivables, less provision for uncollectible accounts of $973	24,888
Materials and supplies	603
Prepayments and other	1,105
	26,597
Property, Plant and Equipment:	
Competitive energy	5,958
Less: Accumulated depreciation	3,460
	2,498
Deferred Debits and Other Assets:	
Goodwill, net	17,220
Other	2,016
	19,236
Total Assets	$ 48,331

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

SELECT ENERGY CONTRACTING INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Accounts payable	$ 5,925
Accounts payable to affiliated companies	16,849
Accrued taxes	718
Other	5,473
	28,965
Deferred Credits and Other Liabilities:	
Accumulated deferred income taxes	1,688
	1,688
Capitalization:	
Common Stockholder's Equity:	
Common stock, $1 par value - 100,000 shares	
authorized and 100 shares outstanding	-
Capital surplus, paid in	15,395
Retained earnings	2,283
Common Stockholder's Equity	17,678
Total Capitalization	17,678
Total Liabilities and Capitalization	$ 48,331

Note: In the opinion of the Company, all adjustments necessary for a fair
    presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

SELECT ENERGY CONTRACTING INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ 24,026	$ 63,088
Operating Expenses:		
Operation	24,302	62,184
Maintenance	125	308
Depreciation	219	791
Total operating expenses	24,646	63,283
Operating Loss	(620)	(195)
Interest Expense, Net	44	111
Other Income, Net	17	48
Loss Before Income Tax Benefit	(647)	(258)
Income Tax Benefit	(224)	(39)
Net Loss	$ (423)	$ (219)

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financials statements.

REEDS FERRY SUPPLY CO., INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:	
Cash	$ 5
Receivables, net	49
	54
Deferred Debits and Other Assets:	
Goodwill, net	247
Total Assets	$ 301

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Accounts payable	$ 48
Accounts payable to affiliated companies	295
	343
Capitalization:	
Common Stockholder's Equity:	
Common stock, no par value - 200 shares	
authorized and 100 shares outstanding	4
Capital surplus, paid in	3
Accumulated deficit	(49)
Common Stockholder's Equity	(42)
Total Capitalization	(42)
Total Liabilities and Capitalization	$ 301

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

REEDS FERRY SUPPLY CO., INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
Operating Revenues	$	151	$	767
Operating Expenses		151		767
Net Income	$	-	$	-

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financials statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:	
Special deposits	$ 4,530
Receivables, net	776
	5,306
Deferred Debits and Other Assets:	
Contracts receivable	26,827
Unamortized debt expense	551
	27,378
Total Assets	$ 32,684

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Long-term debt - current portion	$ 621
Accounts payable to affiliated companies	7,663
Accrued taxes	99
Accrued interest	223
Other	286
	8,892
Capitalization:	
Long-Term Debt	22,751
Common Stockholder's Equity:	
Common stock, $1 par value - 100 shares authorized and outstanding	-
Retained earnings	1,041
Total Common Stockholder's Equity	1,041
Total Capitalization	23,792
Total Liabilities and Capitalization	$ 32,684

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	(Thousands of Dollars)			
Interest Expense, Net	$	448	$	1,370
Other Income		539		1,644
Income Before Income Taxes		91		274
Income Tax Expense		38		135
Net Income	$	53	$	139

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financials statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:

Cash	$ 334
Notes receivable from affiliated companies	700
Taxes receivable	1
	1,035

Deferred Debits and Other Assets:

Accumulated deferred income taxes	1,287
Investments and other	1,367
	2,654

Total Assets	$ 3,689

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Accounts payable to affiliated companies	$ 453
Other	3
	456
Deferred Credits and Other Liabilities:	
Other	5
	5
Common Stockholder's Equity:	
Common stock, $0 par value - 10,000 shares authorized, 200 shares outstanding	1
Capital surplus, paid in	7,881
Accumulated deficit	(4,654)
Common Stockholder's Equity	3,228
Total Capitalization	3,228
Total Liabilities and Capitalization	$ 3,689

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses	-	1
Operating Income/(Loss)	-	(1)
Other Income/(Loss), Net	2	(2,482)
Income/(Loss) Before Income Tax Benefit	2	(2,483)
Income Tax Benefit	-	(1,020)
Net Income/(Loss)	$ 2	$ (1,463)

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:		
Cash	$	2
Total Assets	$	2

LIABILITIES AND CAPITALIZATION

Capitalization:		
Common Stockholder's Equity:		
Capital surplus, paid in	$	18
Accumulated deficit		(16)
Common Stockholder's Equity		2
Total Capitalization		2
Total Liabilities and Capitalization	$	2

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:
Receivables, less provisions for uncollectible accounts of $10	$ 9,641
Accounts receivable from affiliated companies	1,813
Unbilled revenue	4,503
Materials and supplies	198
	16,155

Property, Plant and Equipment:
Competitive energy	1,343
Less: Accumulated depreciation	572
	771

Deferred Debits and Other Assets:
Goodwill	6,963
Purchased intangible assets, net	30
Other	45
	7,038

Total Assets	$ 23,964

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Advance from parent, non-interest bearing	$ 2,948
Notes payable to banks	1,043
Accounts payable	4,019
Accounts payable to affiliated companies	607
Accrued taxes	122
Other	589
	9,328
Deferred Credits and Other Liabilities:	
Accumulated deferred income taxes	439
Other	717
	1,156
Capitalization:	
Common Stockholder's Equity:	
Common stock, $0 par value 20,000 shares authorized and 100 shares outstanding	--
Capital surplus, paid in	7,539
Retained earnings	5,941
Common Stockholder's Equity	13,480
Total Capitalization	13,480
Total Liabilities and Capitalization	$ 23,964

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ 10,474	$ 32,821
Operating Expenses:		
Operation -		
Other	10,297	31,911
Depreciation	67	191
Total operating expenses	10,364	32,102
Operating Income	110	719
Other Loss, Net	(7)	(14)
Income Before Income Tax Expense	103	705
Income Tax Expense	27	247
Net Income	$ 76	$ 458

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:	
Cash	$ 10
Total Assets	$ 10

LIABILITIES AND CAPITALIZATION

Current Liabilities:	
Accounts payable to affiliated companies	$ 3
	3
Common Stockholder's Equity:	
Common stock, $0 par value - authorized 20,000 shares; outstanding 100 shares	-
Capital surplus, paid in	10
Accumulated deficit	(3)
Common Stockholder's Equity	7
Total Capitalization	7
Total Liabilities and Capitalization	$ 10

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:	
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:	
Common Stockholder's Equity:	
Capital surplus, paid in	$ 12
Accumulated deficit	(11)
Common Stockholder's Equity	1
Total Capitalization	1
Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financials statements.

HEC/CJTS ENERGY CENTER LLC

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financials statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)
ASSETS	
Current Assets:	
Cash	$ 382
Receivables, net	5,593
Taxes receivable	137
Unbilled revenues	2,196
Materials and supplies	110
	8,418
Property, Plant and Equipment:	
Competitive Energy	297
Less: Accumulated depreciation and amortization	95
	202
Deferred Debits and Other Assets:	
Goodwill	3,218
Purchased intangible assets, net	4,450
Other	1
	7,669
Total Assets	$ 16,289

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)
<u>LIABILITIES AND CAPITALIZATION</u>	
Current Liabilities:	
Notes payable to affiliated companies	$ 3,600
Advance from parent, non-interest bearing	250
Accounts payable	2,583
Accounts payable to affiliated companies	402
Other	76
	6,911
Deferred Credits and Other Liabilities:	
Accumulated deferred income taxes	384
Other	322
	706
Capitalization:	
Long-Term Debt from NU Parent	4,450
Common Stockholder's Equity:	
Common stock, $0 par value - 20,000 shares authorized and 100 shares outstanding	-
Capital surplus, paid in	5,000
Retained deficit	(778)
Common Stockholder's Equity	4,222
Total Capitalization	8,672
Total Liabilities and Capitalization	$ 16,289

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ 6,677	$ 13,083
Operating Expenses:		
Other	6,560	13,232
Depreciation	14	39
Total operating expenses	6,574	13,271
Operating Income/(Loss)	103	(188)
Interest Expense, Net	89	255
Other Income, Net	1	2
Income/(Loss) Before Income Tax Expense/(Benefit)	15	(441)
Income Tax Expense/(Benefit)	6	(180)
Net Income/(Loss)	$ 9	$ (261)

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

GREENPORT POWER, LLC

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of Dollars)

ASSETS

Current Assets:

Cash	$	181

Total Assets	$	181

LIABILITIES AND CAPITALIZATION

Current Liabilities:

Accounts payable	$	46
Other		89
		135

Member's equity		46

Total Liabilities and Capitalization	$	181

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership
interest in Greenport Power, LLC

GREENPORT POWER, LLC

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses	-	180
Net Loss	$ -	$ (180)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of dollars)
ASSETS	
Current Assets:	
Cash	$ 170
Notes receivable from affiliated companies	126,400
Notes and accounts receivable	3,357
Accounts receivable from affiliated companies	33,395
Taxes receivable	4,667
Derivative assets	716
Prepayments	76
	168,781
Deferred Debits and Other Assets:	
Investments in subsidiary companies, at equity	2,636,296
Other	13,994
	2,650,290
Total Assets	$ 2,819,071

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

	September 30, 2004
	(Thousands of dollars)
LIABILITIES AND CAPITALIZATION	
Current Liabilities:	
Long-term debt - current portion	$ 25,000
Accounts payable	1,196
Accounts payable to affiliated companies	151
Accrued interest	12,942
Other	327
	39,616
Deferred Credits and Other Liabilities:	
Accumulated deferred income taxes	4,302
Other	1,785
	6,087
Capitalization:	
Long-Term Debt	454,459
Common Shareholders' Equity:	
Common stock, $5 par value - authorized 225,000,000 shares; 150,683,698 shares issued and 128,349,411 shares outstanding	753,418
Capital surplus, paid in	1,111,152
Deferred contribution plan - employee stock ownership plan	(63,831)
Retained earnings	879,153
Accumulated other comprehensive loss	(1,923)
Treasury stock	(359,060)
Common Shareholders' Equity	2,318,909
Total Capitalization	2,773,368
Total Liabilities and Capitalization	$ 2,819,071

Note: In the opinion of the Company, all adjustments necessary for a fair
       presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(Thousands of Dollars)	
Operating Revenues	$ -	$ -
Operating Expenses:		
Other	1,432	6,400
Operating Loss	(1,432)	(6,400)
Interest Expense	6,092	17,953
Other Income, Net:		
Equity in earnings of subsidiaries	42,793	138,653
Other	4,146	11,999
Other income, net	46,939	150,652
Income Before Income Tax Expense/(Benefit)	39,415	126,299
Income Tax Expense/(Benefit)	298	(3,143)
Net Income	$ 39,117	$ 129,442

Note: In the opinion of the Company, all adjustments necessary for a fair
presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Northeast Utilities (Parent)
Select Energy, Inc.
Select Energy New York, Inc.
Northeast Generation Services Company
E.S. Boulos Company
NGS Mechanical, Inc.
Woods Electrical Co., Inc.
Greenport Power, LLC
Select Energy Contracting, Inc.
Reeds Ferry Supply Co., Inc.
HEC/Tobyhanna Energy Project, Inc.
HEC/CJTS Energy Center LLC
ERI/HEC EFA-Med, LLC
Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1. About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment. The merchant energy business segment is comprised of Select Energy's wholesale and retail businesses. The energy services business segment consists of the operations of NGS, SESI and Woods Network.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6, Section A.

2. About Select Energy

Select Energy's merchant energy business segment includes its wholesale marketing and retail marketing businesses. The wholesale marketing business includes wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets. The wholesale business primarily services firm requirements sales to local distribution companies and bilateral sales to other counterparties. Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New

Jersey, New York, Pennsylvania, Rhode Island, and Virginia. Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Columbia, and is a licensed retail electricity supplier in the state of Ohio.

3.   About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.   About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States.

5.   About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6.   About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.   About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut, and is a wholly owned subsidiary of NGS. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.   About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport - Long Island, New York. Greenport is 50 percent owned by NGS.

9.   About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.   About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.   About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.   About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.   About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

14.　About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services.

15.　Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16.　Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17.　Derivative Instruments, Market Risk Information and Other Risk Management Activities

A.　Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow or fair value hedge and cannot be designated as normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the consolidated balance sheets. Derivative contracts that are entered into as a normal purchase or sale and are probable of resulting in physical delivery, and are documented as such, are recorded under accrual accounting.

There was no material impact recognized in earnings for the ineffective portion of cash flow hedges. A pre-tax negative $4.2 million was recognized in earnings for the ineffective portion of fair value hedges. The changes in the fair value of both the fair value hedges and the natural gas inventory being hedged are recorded in purchased power, net interchange power and capacity on the accompanying consolidated statements of income.

The tables below summarize the derivative assets and liabilities at September 30, 2004. The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties. At September 30, 2004, Select Energy has $178.2 million of derivative assets from trading, non-trading, and hedging activities. These assets are exposed to counterparty credit risk. However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash. The amounts below do not include option premiums paid, which are recorded as prepayments and amounted to $4.4 million related to energy trading activities and $9 million related to marketing activities at September 30, 2004. These amounts also do not include option premiums received, which are recorded as other current liabilities and amounted to $7 million related to energy trading activities and $1.9 million related to marketing activities at September 30, 2004.

(Millions of Dollars)	Assets	Liabilities	Total
Trading	$ 94.0	$ (71.0)	$23.0
Non-trading	3.3	(2.3)	1.0
Hedging	80.9	(84.9)	(4.0)
Total	$178.2	$(158.2)	$20.0

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducts limited energy trading activities in electricity, natural gas, and oil, and therefore, experiences net open positions. Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the consolidated balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the consolidated statements of income in the period of change. The net fair value position of the trading portfolio at September 30, 2004 was assets of $23 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures, financial swaps, and options, the fair value of which is based on closing exchange prices; over-the-counter forwards, financial swaps, and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources. Select Energy's trading portfolio also includes transmission congestion contracts (TCC). The fair value of the TCCs included in the trading portfolio is based on published market data.

Non-Trading: Non-trading derivative contracts are used for delivery of energy related to Select Energy's wholesale and retail marketing activities. These contracts are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market which settles financially or because management did not elect the normal purchases and sales designation. Changes in fair value of a positive $0.2 million of non-trading derivative contracts were recorded in revenues in the first nine months of 2004.

Market information for the TCCs classified as non-trading is not available and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $5.4 million at September 30, 2004, and are included in premiums paid, are equal to their fair value.

Hedging: Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales and purchase commitments to certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity or natural gas. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2006. Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2006, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At September 30, 2004 the NYMEX futures contracts had notional values of $88.3 million and were recorded at fair value as derivative assets of $18.9 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006. These instruments include forwards, futures, options, financial collars, swaps and financial transmission rights. These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $62 million and derivative liabilities of $84.5 million at September 30, 2004.

Select Energy hedges certain amounts of natural gas inventory with gas futures, options and swaps, some of which are accounted for as fair value hedges. The changes in fair value of the futures, options and swaps were recorded as derivative liabilities of $0.4 million at September 30, 2004. During the third quarter, a change in the fair value of hedged natural gas inventory of a negative $4.3 million was recorded along with the change in the fair value of the hedge of a positive $0.1 million. In September 2004, certain of these fair value hedges were redesignated as cash flow hedges, and future changes in fair value will be included in other comprehensive income (equity), unless ineffective.

B.   Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Wholesale and Retail Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil on the wholesale and retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its wholesale and retail marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices. At September 30, 2004, a 10 percent change in market price would have resulted in an increase in fair value of $47.4 million or a decrease in fair value of $45.1 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's wholesale and retail marketing portfolio at September 30, 2004, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Trading Contracts: At September 30, 2004, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in approximately a $1.1 million increase or decrease in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either non-financial or non-quantifiable. These risks principally include credit risk, which is not reflected in this sensitivity analysis.

C.   Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of its contractual obligations. NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy. Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact Select Energy's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At September 30, 2004, Select Energy maintained collateral balances from counterparties of $67.4 million. These amounts are included in both cash and cash equivalents and other current liabilities on the accompanying consolidated balance sheets.

18.   Special Deposits

Special deposits represents amounts Select Energy has on deposit with unaffiliated counterparties and brokerage firms in the amount of $80.2 million.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
(Signature of Signing Officer)
John P. Stack
Vice President - Accounting and Controller
Date: November 23, 2004